

大華銀行

UNITED OVERSEAS BANK



03024216

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A14-MOU-ApptCTS/atl

20 June 2003

**File No. 82-2947**

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

03 JUL -1 AM 7:21

1. **BEIJING SECURITIES AND UNITED OVERSEAS BANK COOPERATE TO DEVELOP FUND MANAGEMENT BUSINESS IN CHINA**
2. **APPOINTMENT OF MEMBER OF THE EXECUTIVE COMMITTEE OF DIRECTORS**

Dear Sir

We enclose 2 copies of our Announcements, both dated 20 June 2003, one on each of the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

dlw 7/1

Enc


北京证券
BEIJING SECURITIES


大 華 銀 行
UNITED OVERSEAS BANK

## Beijing Securities And United Overseas Bank Cooperate To Develop Fund Management Business In China

**Singapore, 20 June 2003** – Beijing Securities Co. Ltd ("Beijing Securities") and United Overseas Bank Ltd ("UOB") signed an MOU to set up a fund management company in China.

Beijing Securities and UOB signed a Memorandum of Understanding on 6 May 2003, representing the first step towards the setting up of a joint-venture company to develop fund management business in China. UOB's wholly-owned asset management subsidiary, UOB Asset Management Ltd ("UOBAM"), will work with Beijing Securities to establish the joint-venture company to undertake investment management activities in China.

The fund management company will be set up with an initial registered capital of RMB 100 million. UOB will have an initial equity stake of 33% in the joint-venture company, the current maximum foreign holding allowed by the authorities in China. Beijing Securities will hold the remaining 67%.

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**About Beijing Securities Co. Ltd**

Beijing Securities was founded in 1988. It is one of the pioneer securities companies in China. Over the years, it has registered steady growth. It now has 27 offices in cities including Beijing, Shanghai, Tianjin and Suzhou. Its main businesses include: acting as agent to buy and sell securities, custody of securities, underwriting securities and recommending securities for listing, securities investment consultancy and asset management.

Beijing Securities, which the Beijing city government has a stake in, has an above-average standing among securities companies in China, with an overall ranking of between the 20th and 30th position.

**About United Overseas Bank Ltd**

Founded in 1935, the United Overseas Bank ("UOB") has charted steady growth over the years to establish itself as a leading bank in Singapore.

UOB has a banking subsidiary, Far Eastern Bank, in Singapore, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of 249 offices in 18 countries and territories in the Asia-Pacific region, Western Europe and North America. UOB currently has 5 branches in China – Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen - and a representative office in Chengdu.

The UOB Group achieved a profit growth of 15.1% for 2002, with Net Profit After Tax reaching S$1.064 billion. Its ROE (excluding goodwill) stood at 9.8%. Group total assets were S$107.5 billion and Group shareholders' funds were S$12.7 billion as at 31 December 2002.

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For more information, please contact:

Teo Suan Hwi
Corporate Affairs Division
United Overseas Bank
Tel: (65) 6539 3972
Email: Teo.SuanHwi@UOBgroup.com



**UNITED OVERSEAS BANK LIMITED**
(Incorporated in the Republic of Singapore)

## APPOINTMENT OF MEMBER OF THE EXECUTIVE COMMITTEE OF DIRECTORS

***Singapore, 20 June 2003*** – We are pleased to announce that Professor Cham Tao Soon, an independent director of United Overseas Bank Limited, has been appointed as a member of the Executive Committee of Directors with effect from 20 June 2003.



Vivien Chan
Company Secretary